Exhibit 99.1

RBC COMPLETES SALE OF RBC GENERAL INSURANCE COMPANY

TORONTO, July 1, 2016 — Royal Bank of Canada (RY on TSX and NYSE) today announced that it has completed the previously announced sale of RBC General Insurance Company, which includes certain home and auto insurance manufacturing capabilities including claims, underwriting and product development, to Aviva Canada Inc. As part of this deal, RBC Insurance also signed a 15-year strategic agreement with Aviva Canada Inc., which will allow RBC Insurance to market and sell a full suite of property and casualty (P&C) insurance products to Canadians.

In addition to offering home and auto advice and products, RBC Insurance continues to provide one of the broadest ranges of insurance offerings in Canada including life, health, wealth, travel and reinsurance solutions, as well as creditor and business insurance services to individual, business and group clients.

RBC will record a net gain on the sale of its operations of approximately C$230 million after tax. The net gain is subject to change and will be reflected in the results for the third quarter ending July 31, 2016. RBC will release its third quarter 2016 results and host an earnings conference call on August 24, 2016.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of certain securities laws, including the ‘safe harbour’ provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the activities of RBC Insurance following the closing of the sale of RBC General Insurance Company to Aviva Canada Inc. (the “Transaction”) and the financial impact of the Transaction. Forward-looking statements are typically identified by words such as ‘believe’, ‘expect’, ‘foresee’, ‘forecast’, ‘anticipate’, ‘intend’, ‘estimate’, ‘goal’, ‘plan’ and ‘project’ and similar expressions of future or conditional verbs such as ‘will’, ‘may’, ‘should’, ‘could’ or ‘would’.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our forward-looking statements, including statements about the activities of RBC Insurance following the closing of the Transaction and the financial impact of the Transaction, will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors—many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and

…/2

systematic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2015 Annual Report and the Risk management section of our Q2 2016 Report to Shareholders; weak oil and gas prices; the high levels of Canadian household debt; exposure to more volatile sectors; cybersecurity; anti-money laundering; the business and economic conditions in Canada, the United States and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; tax risk and transparency; and environmental risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking statements contained in this press release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2015 Annual Report, as updated by the Overview and outlook section in our Q2 2016 Report to Shareholders. Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2015 Annual Report and the Risk management section of our Q2 2016 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement contained in this press release, whether written or oral, that may be made from time to time by us or on our behalf.

About RBC Insurance

RBC Insurance® offers a wide range of life, health, home, auto, travel, wealth and reinsurance advice and solutions, as well as creditor and business insurance services to individual, business and group clients. RBC Insurance is the brand name for the insurance operating entities of Royal Bank of Canada, one of North America’s leading diversified financial services companies. RBC Insurance is among the largest Canadian bank-owned insurance organizations, with approximately 2,500 employees who serve more than four million clients globally. For more information, please visit rbcinsurance.com.

About Aviva Canada

Aviva Canada is one of the leading property and casualty insurance groups in the country providing home, automobile, leisure/lifestyle and business insurance to more than three million customers. A wholly-owned subsidiary of UK-based Aviva plc, the company has more than 4,000 employees, 27 locations across Canada and approximately 1,500 independent broker partners. Aviva Canada invests in positive change through the Aviva Community Fund, Canada’s longest running online community funding competition. Since its inception in 2009, the Aviva Community Fund has awarded $6.5 million to over 222 charities and community groups nationwide. For more information visit avivacanada.com, our blog or our Twitter, Facebook and LinkedIn pages.

For more information, please contact:

Gopal Bansal, RBC Corporate Communications, 905-606-1425

Asim Imran, RBC Investor Relations, 416-955-7804